UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

UNIVISION COMMUNICATIONS INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

 (Title of Class of Securities)

914906102

(CUSIP Number)

Matthew Topham, Esq.	Laurie Smiley, Esq.
Preston Gates & Ellis LLP	Irene Song, Esq.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0

Number of
Shares Beneficially	8.	Shared Voting Power 100,000(1)(2)(3)
Owned by
Each
Reporting Person With	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(4)

14.	Type of Reporting Person (See Instructions) IN

(1)  The filing of this Schedule 13D shall not be construed as an admission by William H. Gates III (“Gates”) that he is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

(2)  The Bill & Melinda Gates Foundation (the “Foundation”) holds 100,000 shares of the Class A Common Stock of Univision Communications Inc. (the “Issuer”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Stock held by the Foundation may be deemed to be beneficially owned by Gates as a Co-Trustee of the Foundation.  Michael Larson acts with investment discretion for the Co-Trustees of the Foundation in respect of the shares of Class A Common Stock owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the shares of Class A Common Stock beneficially owned by the Foundation or its Co-Trustees.

(3)  This number excludes any shares beneficially owned by any other person set forth in the first paragraph under Item 4 herein, and Gates disclaims beneficial ownership of any such shares, except to the extent of his interest as a shareholder (through Cascade Investment, L.L.C.) of Grupo Televisa, S.A., a Mexican corporation (“Televisa”) in the shares of Class A Common Stock owned by Televisa.

(4)  Based on 237,144,959 shares of Class A Common Stock outstanding as of April 20, 2006, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006.

Item 1.	Security and Issuer

                This statement relates to the Class A Common Stock, $0.01 par value of Univision Communications Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California  90067.

Item 2.    Identity and Background

                (a)  This statement is being filed by William H. Gates III (“Gates”).

                (b)-(c)  Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

                (d)-(e)     During the last five years, Gates has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)    Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

                The shares of Class A Common Stock reported herein were purchased by the Bill & Melinda Gates Foundation (the “Foundation”) using its working capital.  The Foundation did not purchase any Class A Common Stock with borrowed funds.

Item 4.	Purpose of Transaction

                On May 11, 2006, Grupo Televisa, S.A., a Mexican corporation (“Televisa”), Bain Capital Partners, LLC, Blackstone Management Associates V, LLC, Carlyle Investment Management, L.L.C., Cascade Investment, L.L.C. (“Cascade”) and Kohlberg Kravis Roberts & Co. L.P., decided to work together for the purpose of making a plan or proposal for a transaction involving the Issuer following the Issuer’s announcement that it is exploring strategic alternatives.

                Gates is the sole member of Cascade and, therefore, may be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), of all of the shares of Class A Common Stock beneficially owned by the other persons set forth in the preceding paragraph.  Gates disclaims beneficial ownership of any such shares, except to the extent of his interest as a shareholder (through Cascade) of Televisa in the shares of Class A Common Stock owned by Televisa.  The Foundation does not have any involvement with the matters set forth in the preceding paragraph.

                Except as indicated in this Schedule 13D, Gates does not currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Gates may develop or consider such plans or proposals in the future.

Item 5.    Interest in Securities of the Issuer

(a)  For purposes of Rule 13d-3 under the Act, Gates may be deemed to beneficially own the 100,000 shares of Class A Common Stock owned by the Foundation because as one of the Co-Trustees of the Foundation, Gates shares the right to exercise voting power and investment power over such shares.  Michael Larson acts with investment discretion for the Co-Trustees of the Foundation in respect of the shares of Class A Common Stock owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the shares of Class A Common Stock beneficially owned by the Foundation or its Co-Trustees.

The 100,000 shares of Class A Common Stock that Gates may be deemed to beneficially own represent 0.04% of the shares of outstanding Class A Common Stock based on 237,144,959 shares of Class A Common Stock outstanding as of April 20, 2006, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006.

(b)  As explained above, as a Co-Trustee of the Foundation, Gates may be deemed to have shared power to vote or direct the vote of and dispose or direct the disposition of the 100,000 shares of Class A Common Stock owned by the Foundation.

(c)  Except as disclosed in Item 4, Gates has not effected any transactions in the Class A Common Stock during the past sixty days.

(d)  Except as set forth in this Schedule 13D, to Gates’ knowledge, no person (other than Melinda French Gates in her capacity as a Co-Trustee of the Foundation) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Schedule 13D.

(e)  Gates is filing this Schedule 13D because he may be deemed to have acquired beneficial ownership of all of the shares of Class A Common Stock beneficially owned by the other persons set forth in the first paragraph of Item 4.  Gates disclaims beneficial ownership of any such shares, except to the extent of his interest as a shareholder (through Cascade) of Televisa in the shares of Class A Common Stock owned by Televisa.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.